

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 6, 2008

Kenneth W. Smith
Senior Vice President and Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road, P.O. Box 2028
Buffalo, New York 14219-0228

> **Re:** **Gibraltar Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 0-22462**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash